FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated October 19, 2006, regarding the decisions adopted by the Board of Directors’ Meeting held on October 18, 2006.

2.	Translation of a letter to CONASEV, dated October 20, 2006, regarding the result of the redemption of the Third Program of Telefónica del Perú’s Corporate Bonds – 7th Issue.

Item 1

Lima, October 19, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re.:	Key Events

In compliance with Article 28 of the Stock Market Law, approved by Supreme Decree N° 093-2002-EF, and CONASEV Resolution N° 107-2002-EF/94.10, Telefónica del Perú S.A.A. hereby informs you that yesterday, the Board of Directors adopted the following decisions which are considered key events:

1.	Presentation of the Company’s consolidated and non-consolidated financial statements of the third quarter of 2006 -which will be duly registered today through the MVNet system- and ordered its register with the Comisión Nacional Supervisora de Empresas y Valores – CONASEV -, the Lima Stock Exchange and other stock market institutions that may be concerned. Enclosed please find the Managing Report regarding the consolidated financial statements.

2.	In execution of the faculties granted by the Annual Shareholders’ Meetings on March 24, 2006, approved the creation of a reserve of free disposition with charge to the whole of cumulative results up to December 31, 2005.

3.	Approved the Merger Project between Telefónica del Perú S.A.A. and Telefónica Perú Holding S.A.C., jointly drafted by the managements of both companies (the “Merger Project”), which proposes to implement a merger of process by means of which Telefónica del Perú S.A.A. will absorb Telefónica Perú Holding S.A.C., extinguishing its legal entity status, without being liquidated.

4.	Authorized Mr. Antonio Carlos Valente Da Silva, Brazilian, identified with Foreign Identification Card N° 000258566; Michael Duncan Cary-Barnard, identified with National Identification Document N° 10803501; José Fermín Álvarez Carril, Spanish, identified with Foreign Identification Card N° 000149686; and Julia María Morales Valentín, identified with National Identification Document N° 08768750, in order that they may, individually and whichever one of them: (i) determine the date, place and time of the Special Shareholders’ meeting of the Class A-1, of the Special Shareholders’ meeting of the Class B, as well as of the Special Shareholders’ meeting which must take into account the Merger Project in order to approve it or not; (ii ) set the corresponding cut and register dates for celebration of them referred sessions of Special Meeting and Shareholders’ Meeting; (iii) determine the agenda to be discussed during such sessions of special meeting and Shareholders’ meeting; (iv) arrange the publishing of the corresponding meeting notices; (v) formulate the motions that will be under consideration by the Special Shareholders’ meeting of the Class A-1, of the Shareholders’ meeting of the Class B and the Shareholders’ meeting; (vi) modify such motions previous to, or at the time of the Special Shareholders’ meeting of the Class A-1, of the Shareholders’ meeting of the Class B and the Shareholders’ meeting; and (vii) generally take on all measures which may be needed for the natural development of the Special Shareholders’ meeting of the Class A-1, of the Shareholders’ meeting of the Class B and the Shareholders’ meeting.

Item 1

Also, informs you that yesterday, the Board of Directors of Telefónica Perú Holding S.A.C. agreed to approve the Merger Project.

In agreement with the aforementioned in numerals 3 and 4, we include:

a.	The Merger Project , in which it is proposed the merger validity date, as the execution date for the merger public deed. It also expresses (i) the terms used to define the exchange relation of the capital representative shares of Telefónica Perú Holding S.A.C.; (ii) the Telefónica Perú Holding S.A.C. capital representative shares exchange relation; (iii) the intention of maintaining registered – after the merger – in the Lima Stock Market, the Class B and Class C social capital representative shares of Telefónica del Perú S.A.C.; and, (v) the intention of unlisting – after the merger – from the Lima Stock Market the Class A-1 Telefónica del Perú S.A.A. social capital representative shares as a consequence of the elimination of that class of shares.

b.	A chart that explains the method used to define the exchange relation of the shares above mentioned and which is proposed in the Merger Project.

c.	Audited Financial Statements and Annual Report of Telefónica Perú Holding S.A.C. corresponding to the fiscal year ending December 31, 2005.

Also, we hereby indicate the following:

a.	Given that Telefónica del Perú S.A.A. is a Company whose values are found recorded in the Public Registry of the Stock Market, it is not necessary to send the financial statements pertaining to it.

b.	That as it is indicated in the Merger Project, the criteria for appreciation of the participating companies in the merger used to carry out said process was, for the case of Telefónica del Perú S.A.A., the method of Appreciation by Granted Cash Flows, while for Telefónica Perú Holding S.A.C. its value was estimated mainly on the basis of its participation in the social capital stock of Telefónica del Perú S.A.A. This appreciation was carried out by Interinvest S.A., whose opinion is enclosed in the Merger Project as Annex 2.

c.	That there are no, in either Telefónica del Perú S.A.A. or Telefónica Perú Holding S.A.C. (i) special rights; (ii) benefits accorded in favor of the shareholders of representative social capital of either of this; nor, (iii) any other particular privileges; for which it proceeds the enclosed relation to any of these concepts.

Finally, we inform you that according to the faculties granted by the Board of Directors of Telefónica del Perú S.A.A., in the date the Presidency called for the Special Class B Shareholders’ Meeting and to the Shareholders’ Meeting of Telefónica del Perú S.A.A., the same that will be carried out November 16th, 2006, at 9:00 and 10:30, respectively, in Av. Arequipa 1155, Santa Beatriz, Lima. If the quorum determined by law is not reached in the first assembly, the Special Class B Shareholders’ Meeting or the Shareholder’s Meeting will take place on November 20th 2006 or November 24th, 2006, in second and third call, respectively, at the same place and time indicated for the first assembly. The meeting will consider the following matters:

Special Class B Shareholders’ Meeting:

1.	Modify election procedures for Directors corresponding to Class B shares and consequently modify Article 27 of the bylaws.

Item 1

Shareholders’ Meeting:

1.	Approval of the Merger Project among Telefónica del Perú S.A.A. and Telefónica Perú Holding S.A.C., modifying consequently Articles 5, 11, 27 and 35 of the bylaws, and annulment of the First and Second Transitory Dispositions of the bylaws. Assigning of faculties to the Board of Directors for the reduction of social capital linked to process of merging and consequent modification of Article 5 of the bylaws.

2.	Assigning of faculties in the Board of Directors to agree on the reduction of capital in case that the Company and Telefónica Perú Holding S.A.C shareholders decide to exercise their right of separation as a consequence of the approval of the Merger Project between those companies and to modify Article 5 of the bylaws.

In compliance with the Rule of Relevant facts, non-public information and other communications, find attached the archives which contain the following information which is available to the shareholder’s in the Secretary’s Office of the Board.

•	Announcement notices of meetings that in accordance with law will be published on the following days in “El Peruano” and other major circulation Lima newspaper.

•	Motions.

We remain at your disposition for any additional information that you may deem necessary.

Sincerely,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

Item 2

Lima, October 20, 2006

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you the result of the redemption of the Third Program of Telefónica del Peru’s Corporate Bonds – 7th Issue, with the following characteristics:

Serial	A
Amount:	S/. 70,000,000.00
Date of Issue:	April 20, 2005
Term:	1 year and 6 months
Date of Maturity:	October 20, 2006

Sincerely,

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú S.A.A.

Date: October 26, 2006	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.